August 4, 2017

VIA EMAIL: CFITEDGAR@SEC.GOV

Chief, Office of Information Technology

Divisions of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation
Pre-Effective Amendment No. 1 to Offering Statement on Form 1-A Filed December 23, 2016 File No. 024-10657 CIK: 0001692780

Gentlemen:

On Thursday June 22, 2017, towards the end of the SEC’s 30 day review period of the McGraw P.E. No. 1, the undersigned received a comment letter from the staff, 6 in number.

More surprising, I (as attorney of record) received the next day additional telephone comments from Ms. Dorrie Yale (the attorney reviewer), prompting the following conclusion reached by McGraw Conglomerate Corporation (“McGraw”):

(1)

Since personal data (including SS number and check account numbers, etc.) were contained within the entire document, please redact the cited passages in Exhibit 8.2, consistent with the thoughts of Ms. Dorrie Yale (the attorney reviewer).

(2)	This initiative has already been handled through:

https://www.sec.gov/info/edgar/cfedgarguidance.htm.

In that context, McGraw Conglomerate Corporation (“McGraw”) hereby requests that Exhibit 8.2 be redacted from such filing pursuant to its written request.

As such guidance requires, please be advised as follows:

(1)	McGraw is the requesting prospective issuer.

(2)	The CIK is cited above, namely 0001692780.

(3)	The accession number of the filing that is the subject of the request is 0001477932-17-002557.

(4)	The EDGAR type of filing that is the subject of the request is Form 1-A/A.

(5)

As outlined above, the cited Part III Exhibit 8.2 to the McGraw Form 1-A contains data that is not required to be filed, including confidential information such as the McGraw principal’s Social Security Number and bank checking account numbers. Accordingly, please redact the cited passages in Exhibit 8.2.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

We trust the staff can acquiesce to this request. Should you have any questions whatsoever, please feel free to call the undersigned: Randall S. Goulding, Esq. (847-948-5431).

Finally, as requested, the CEO and director of McGraw has acknowledged below this request for redaction of the cited confidential passages in Exhibit 8.2.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

ACKNOWLEDGED AND AGREED

/s/ Kinney D. McGraw, CEO

McGraw Conglomerate Corporation

Dated: July 14, 2017

1333 Sprucewood Deerfield, IL 60015 randy@securitiescounselors.net	Phone: 847.948.5431 Fax 484-450-5130

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